SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Amendment Regarding New Facility Investment

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K furnished by LG Display Co., Ltd. (the “Company”) to the Securities and Exchange Commission on July 23, 2019 under the title “New Facility Investment” (the “Original Report”) to update the last paragraph appearing therein, which stated:

The project is scheduled to begin in the third quarter of 2019 and continue until the first quarter of 2023. The final completion date is subject to change depending on market conditions and the Company’s internal schedule.

with the following:

The project is scheduled to begin in the third quarter of 2019 and continue until the first quarter of 2028. As a leading company in the large-sized OLED market, the Company’s original plan to improve production efficiency and create new market opportunities with diversified applications remains intact. However, subsequent changes in the external environment, including the unexpected outbreak of the COVID-19 pandemic as well as significant changes in the market conditions resulting from exacerbated uncertainties in the global macroeconomic prospects, have made it substantially difficult for the Company to execute such investment as originally planned. Accordingly, the Company has decided to extend the contemplated investment period and will further disclose any relevant information in the event of future changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 31, 2023 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division